
08017217

September 25, 2006

To Whom It May Concern:
Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice regarding the acquisition of shares of Mitsui Asset Trust & Banking Co., Ltd. to make MATB a wholly-owned subsidiary of Mitsui Trust Holdings, Inc.

We hereby inform you that Mitsui Trust Holdings, Inc. ("the Company") has resolved today at the board of directors' meeting to acquire shares of Mitsui Asset Trust & Banking Co., Ltd. ("MATB") which are held by outside shareholders, and to make MATB a wholly-owned subsidiary of the Company. The aim is to further enhance the group management. The Company will acquire these shares subject to the approval of the outside shareholders, and if such approval is obtained, the Company plans to acquire shares of MATB by signing a share assignment agreement in October 2006.

Basically, the Company is planning to purchase MATB's shares by cash, but the Company will consider making a share exchange transaction for certain outside shareholders (a "simple share exchange" under Article 796-3 of the Company Law of Japan). If the proposed share exchange is implemented, the outside shareholders will receive shares of the Company in exchange for their shares in MATB, and will become shareholders of the Company. In this case, shares for replacement will be the Company's own shares. Further details will be announced if the company determines to conduct this share exchange.

Reference:
Shareholders of MATB
The Company: 84.40%
Outside shareholders: 15.60%

The Company's own shares outstanding
1,618,062 shares (as of the end of August 2006)
JPY 2,045,230,368 (based on the closing price of September 25, 2006)

For inquiries concerning this matter, please contact:

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827